Exhibit 4.13

Exclusive Business Cooperation Agreement

This Exclusive Business Cooperation Agreement (hereinafter referred to as this “Agreement”) is executed by and between the following two Parties on May 31, 2019 in Beijing, PRC.

Party A:    Beijing Sangu Maolu Information Technology Co., Ltd., a limited liability company incorporated and existing in accordance with PRC laws under the address of 1011A33, 9F, Yard 1, No. 32 Xizhimen North Avenue, Haidian District, Beijing

Party B:    Shenzhen Drive New Media Co., Ltd., a limited liability company incorporated and existing in accordance with Chinese laws under the address of 31F, Dachong International Center, 39 Tonggu Road, Yuehai Street, Nanshan District, Shenzhen

Party A and Party B are hereinafter each referred to as a “Party” and collectively referred to as both “Parties”.

Whereas:

1.	Party A is a wholly foreign-owned enterprise registered in the People’s Republic of China (hereinafter referred to as “PRC”) with necessary resources for the provision of technical business services and business consultation services;

2.	Party B is a domestic-funded company registered in PRC with approval form related government agencies to engage in Mobile TV network construction, technology promotion, mobile multimedia research and development, technology integration and product sales, operating e-commerce, and advertising business(hereinafter referred to as “Business Scope”);

3.	Party A agrees that by making use of its advantages in human resource, technology and information, Party A or any party designated by Party A provides Party B with exclusive technique, business support, business consultation and other services within the Business Scope of Party B during the term of validity hereof, and Party B agrees to accept such exclusive services provided by Party A or any party designated by Party A in accordance with the terms hereof.

In view of the above, both Parties hereby enter into the following agreement through negotiation:

1.	Provision of Services by Party A

1.1	In accordance with the terms and conditions provided for herein, Party B hereby entrusts Party A as Party B’s exclusive service provider during the term hereof of comprehensive business support, technical services and consulting services, including all services determined by Party A from time to time within Party B’s Business Scope, including without limitation: technical services, network support, business consulting, intellectual property licensing, lease of equipment or offices, market consulting, system integration, product research and development, and system maintenance.

1.2	Party B agrees to accept the consultation and services provided by Party A. Party B further agrees that, unless with prior written consent of Party A, during the term hereof, with respect to the matters provided for herein, Party B may neither accept any consultation and/or service provided by any third party, nor cooperate with any third party. Party A may designate other parties (such designated parties may execute certain agreements specified in Article 1.3 hereof with Party B) to provide Party B with the consultation and/or services hereunder. For the avoidance of doubt, none of the terms hereof restricts Party A from providing third parties with consultation and/or services in any way, and Party A is not required to get consent from Party B when providing third parties with any consultation and/or services.

1.3	Means of service provision

1.3.1	Both Parties agree that during the term hereof they may, directly or through their respective affiliates, execute other technical service agreements and consulting service agreements to provide for the specific content and charging standards of specific technical services and consulting services and the specific service mode and service staff.

1.3.2	In order to perform this Agreement, both Parties agree that during the term hereof they may, directly or through their respective affiliates, execute intellectual property (including but not limited to copyright, software, trademark, patent, patent application, know-how, business secret and others) licensing agreements, which shall permit Party B to use relevant intellectual property rights of Party A or parties designated by Party A based on its business needs.

1.3.3	In order to perform this Agreement, both Parties agree that during the term hereof they may, directly or through their respective affiliates, execute equipment or plant lease agreements, which shall permit Party B to use relevant equipment or plants of Party A based on its business needs at any time.

1.3.4	For the avoidance of doubt, Party A shall have the absolute discretion to determine whether Party A or parties designated by Party A shall provide the consultation or services, whether to provide consultation or services, and the type, content, time, method and frequency of the specific consultation or services. Party A's failure to provide all consultation or services under Articles 1.3.1 to 1.3.3 does not constitute a breach of the Agreement.

2.	Calculation and Payment of Service Fee

2.1	Both Parties agree that Party A will issue bills to Party B on a quarterly basis according to the workload and commercial value of the technical services provided by it for Party B and the price agreed to by both Parties, and Party B shall pay corresponding consulting service fees and other service fees to Party A or any party designated by Party A in accordance with the date and amount specified in the bills. Party A may adjust the charging standards of consulting service fees at any time according to the quantity and content of consulting services provided by it for Party B. The aforesaid adjustment will take effect after notifying Party B in writing.

2.2	Within fifteen (15) working days as of the end of each financial year, Party B shall provide Party A with the financial statements of such year and all business records, business contracts and financial information required for the issuance thereof. Where Party A has any doubt about the financial information provided by Party B, it may entrust an independent accountant with good reputation to audit relevant information, for which Party B shall render cooperation.

3.	Intellectual Property Rights and Confidentiality

3.1	Party A enjoys exclusive and proprietary rights and interests to all rights, ownership, interests and intellectual property rights generated or created in order to perform this Agreement, including but not limited to copyrights, patents, patent applications, trademarks, software, technical secrets, trade secrets, and others, no matter whether they are developed by Party A or Party B. Party A or any party designated by Party A licenses Party B to use the intellectual property rights, but does not grant Party B any ownership of the intellectual property rights, and the intellectual property rights developed by Party B based on Party A's consultation or services shall be owned by Party A.

3.2	Both Parties acknowledge that any oral or written information exchanged in respect hereof shall be confidential information. Each Party shall keep confidential of all such information and, without the written consent of the other Party, may not disclose to any third party any relevant information, unless: (a) the public is or will be aware of such information (which is not caused by any disclosure by the receiving Party to the public); (b) such information shall be disclosed as required by applicable laws or the rules or provisions of any securities exchange; (c) either Party is required to disclose such information to its legal consultant or financial consultant with respect to any transaction provided for hereunder, and such legal consultant or financial consultant is also required to be bound by confidentiality obligation similar to that provided for in this clause. The disclosure of any confidential information by any staff or organization employed by either Party shall be deemed as disclosure of such confidential information by such Party, and such Party shall bear legal liability for its violation hereof. This clause shall survive the termination hereof for whatever reason.

3.3	Both Parties agree that this clause shall remain in force no matter whether this Agreement is changed, revoked or terminated.

4.	Representations and Warranties

4.1	Party A represents and warrants as follows:

4.1.1	Party A is a company legally registered and validly existing in accordance with the PRC laws.

4.1.2	Party A’s execution and performance hereof is within its corporate capacity and scope of business; Party A has taken necessary corporate actions, been granted proper authorization, and obtained the consent and approval of third parties and government authorities, and is not in violation of laws or other restrictions which are binding upon or have impacts on Party A.

4.1.3	This Agreement constitutes a legal, valid and binding obligation of Party A, and such obligation is enforceable to Party A in accordance with the terms hereof.

4.2	Party B represents and warrants as follows:

4.2.1	Party B is a company legally registered and validly existing in accordance with the laws of PRC with approval form related government agencies to engage in Mobile TV network construction, technology promotion, mobile multimedia research and development, technology integration and product sales, operating e-commerce, and advertising business.

4.2.2	Party B’s execution and performance hereof is within its corporate capacity and scope of business; Party B has taken necessary corporate actions, been granted proper authorization, and obtained the consent and approval of third parties and government authorities, and is not in violation of laws or other restrictions which are binding upon or have impacts on Party B.

4.2.3	This Agreement constitutes a legal, valid and binding obligation of Party B, and such obligation is enforceable to Party B in accordance with the terms hereof.

5.	Effectiveness and Term

5.1	This Agreement is executed on and shall take effect as of the date first written above. Unless terminated early in accordance with the provisions hereof or other agreements executed by both Parties, this Agreement shall remain valid for 10 years. After executing this Agreement, both Parties shall review this Agreement every three months to determine whether to modify or supplement provisions hereof in accordance with the actual situations at the time.

5.2	Prior to the expiration of this Agreement, the validity of this Agreement may be extended upon Party A's written confirmation. If Party A decides to extend the term, the extended term of validity shall be determined by Party A, and Party B shall accept such extended term of validity without conditions.

6.	Termination

6.1	Unless renewed in accordance with relevant terms hereof, this Agreement shall terminate on the date of expiry.

6.2	During the term of validity hereof, Party B shall not terminate this Agreement before the date of expiry, unless Party A has gross negligence or fraudulent practice against Party B. Nevertheless, Party A may terminate this Agreement at any time by notifying Party B in writing 30 days in advance.

6.3	The rights and obligations of both Parties under Articles 3, 7 and 8 hereof shall remain valid after the termination of this Agreement.

7.	Applicable Laws and Dispute Settlement

7.1	The execution, effectiveness, interpretation, performance, modification and termination hereof and the settlement of disputes hereunder shall be governed by PRC laws.

7.2	Any dispute arising from the interpretation and performance hereof shall be settled by both Parties through bona fide negotiation. Where any Party fails to reach any agreement on the settlement of such dispute within 30 days after a request for settlement of the dispute through negotiation is made by any Party to the other Party, the Party may submit the dispute to China International Economic and Trade Arbitration Commission for settlement in accordance with its then effective arbitration rules. The arbitration shall be held in Beijing, and the language of the arbitration shall be Chinese. The arbitration award shall be final and binding upon both Parties.

7.3	Where any dispute arises from the interpretation and performance hereof, or during the period when any dispute is subject to arbitration, except for the matters under dispute, both Parties shall continue to exercise their respective rights and perform their respective obligations hereunder.

8.	Indemnification

Party B shall indemnify Party A and hold Party A harmless from any loss, damage, liability or cost incurred by any litigation, claim for compensation for other claims against Party A resulting or arising from the consultation and services provided by Party A at the request of Party B, unless such loss, damage, liability or cost is incurred as a result of Party A’s gross negligence or willful misconduct.

9.	Notice

9.1	All notices and other communications to be sent as required or permitted hereunder shall be sent by personal delivery or postage prepaid registered mail, commercial courier service or fax to the following address of the receiving Party. For each notice, a confirmation letter shall be sent via email. Such notice shall be deemed effectively delivered on:

9.1.1	the date of delivery or rejection at the designated receiving address, if sent by personal delivery, courier service or postage prepaid registered mail.

9.1.2	the date of successful transmission (evidenced by an automatically generated message confirming the transmission), if sent by fax.

9.2	Any Party may change at any time its address for the receipt of notices by notifying the other Party in accordance with the terms of this clause.

10.	Transfer

10.1	Without the prior written consent of Party A, Party B may not transfer any of its rights and obligations hereunder to any third party.

10.2	Party B agrees that Party A may transfer its rights and obligations hereunder to any third party by notifying Party B in writing in advance without the consent of Party B.

11.	Severability

Where any provision(s) hereof is/are determined by any laws or regulations to be void, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions hereof shall not be affected or damaged in any respect. The Parties shall endeavor through bona fide negotiation to replace such void, illegal or unenforceable provision(s) with valid provision(s) to the maximum extent permitted by laws and expected by the Parties, and the economic effects of such valid provision(s) shall be similar to that of such void, illegal or unenforceable provision(s).

12.	Modification and Supplement

Any modification and supplement hereto shall be made in writing. Modification agreements and supplementary agreements executed by both Parties in relation to this Agreement shall be an integral part hereof, and shall have the same legal force and effect as this Agreement.

13.	Language and Counterpart

This Agreement is written in Chinese in two or more counterparts, both of which shall have the same legal force and effect.

——The following is the signature page——

Signature only on this page for Exclusive Business Cooperation Agreement

Party A:

Beijing Sangu Maolu Information Technology Co., Ltd. (Seal)

Legal Representative: Mingyou LI

Party B:

Shenzhen Drive New Media Co., Ltd. (Seal)

Legal Representative: Mingyou LI